EXHIBIT 99.1

POET Technologies Announces Appointment of Sandeep Kumar as Chief Operating Officer

TORONTO, May 12, 2026 (GLOBE NEWSWIRE) -- POET Technologies Inc. ("POET" or the "Company") (NASDAQ: POET), a leader in highly integrated optical engines and light sources for AI networks, today announced the appointment of Sandeep Kumar as Chief Operating Officer reporting to the Chief Executive Officer. Dr. Kumar’s appointment was effective as of Monday, May 11, 2026. Dr. Kumar was also named as an Officer of the Corporation.

Dr. Sandeep Kumar is an experienced executive in the semiconductor industry. In his last position at Silicon Labs based in Austin, TX where he worked for over 18 years, he was Senior Vice President of Worldwide Operations. He has managed manufacturing teams, supply chain, planning, CAD, process engineering, package engineering, product and test engineering, quality assurance, failure analysis, as well as prototype production and reliability test labs. Sandeep has experience working closely with the design, marketing, sales teams, and customers addressing their geopolitical concerns. Prior to joining Silicon Labs, Sandeep was responsible for worldwide product and test engineering for the storage business at Agere Systems, Lucent Technologies and AT&T Bell Labs working closely with the internal factories in the United States and Asia. As a member of the Bell Labs technical staff, Sandeep was part of the group that designed ISDN U-interface chips, Speaker Phone Codec and Sigma-Delta A/D converters.

Sandeep has a bachelor’s in electrical engineering from the Indian Institute of Technology in Bombay, India, a M.S. in Electrical Engineering from the University of Evansville in Indiana and a Ph.D. in Electrical Engineering from Lehigh University in Pennsylvania. Sandeep also attended and completed Wharton’s Leadership Development Program at the University of Pennsylvania.

POET’s Chairman & CEO, Dr. Suresh Venkatesan commented: "We are delighted to be adding to our C-Suite an experienced semiconductor executive. Sandeep is expected to play a major role in managing global operations in with an immediate focus on bringing proven talent into our manufacturing organization in Malaysia to prepare it for high-volume production.”

RSU Grant
In connection with his appointment to the Board of Directors, Dr. Kumar was awarded a total of 410,397 RSUs that will vest at the rate of 1/3 of the total on the first, second and third anniversaries of the grant. The RSUs were granted subject to provisions of the Corporation’s 2025 Omnibus Incentive Plan and related agreements between Dr. Kumar and the Corporation.

About POET Technologies Inc.
POET is a design and development company offering high-speed optical modules, optical engines and light source products to the artificial intelligence systems market and to hyperscale data centers.  POET’s photonic integration solutions are based on the POET Optical Interposer™, a novel, patented platform that allows the seamless integration of electronic and photonic devices into a single chip using advanced wafer-level semiconductor manufacturing techniques. POET's Optical Interposer-based products are lower cost, consume less power than comparable products, are smaller in size and are readily scalable to high production volumes. In addition to providing high-speed (800G, 1.6T and above) optical engines and optical modules for AI clusters and hyperscale data centers, POET has designed and produced novel light source products for chip-to-chip data communication within and between AI servers, the next frontier for solving bandwidth and latency problems in AI systems.  POET’s Optical Interposer platform also solves device integration challenges in 5G networks, machine-to-machine communication, self-contained "Edge" computing applications and sensing applications, such as LIDAR systems for autonomous vehicles.  POET is headquartered in Toronto, Canada, with operations in California, USA, Shenzhen, China, Penang, Malaysia and Singapore.  More information about POET is available on our website at www.poet-technologies.com.

Media Relations Contact: Adrian Brijbassi Adrian.brijbassi@poet.tech	Company Contact: Thomas R. Mika, EVP & CFO tm@poet.tech

Forward-Looking Statements

This news release contains “forward-looking information” (within the meaning of applicable Canadian securities laws) and “forward-looking statements” (within the meaning of the U.S. Private Securities Litigation Reform Act of 1995). Such statements or information are identified with words such as “anticipate”, “believe”, “expect”, “plan”, “intend”, “potential”, “estimate”, “propose”, “project”, “outlook”, “foresee” or similar words suggesting future outcomes or statements regarding any potential outcome. Such statements include the Company’s expectations with respect to the success of the Company’s product development efforts, the performance of its products, the expected results of its operations, meeting revenue targets, and the expectation of continued success in the financing efforts, the capability, functionality, performance and cost of the Company’s technology as well as the market acceptance, inclusion and timing of the Company’s technology in current and future products and expectations for approval of proposals at the Company’s annual meeting of shareholders.

Such forward-looking information or statements are based on a number of risks, uncertainties and assumptions which may cause actual results or other expectations to differ materially from those anticipated and which may prove to be incorrect. Assumptions have been made regarding, among other things, management’s expectations regarding the success and timing for completion of its development efforts, the introduction of new products, financing activities, future growth, recruitment of personnel, opening of offices, the form and potential of its joint venture, plans for and completion of projects by the Company’s consultants, contractors and partners, availability of capital, the necessity to incur capital and other expenditures and the response by customers to marketing efforts, including public conferences and exhibitions. Actual results could differ materially due to a number of factors, including, without limitation, the failure of its products to meet performance requirements, lack of sales in its products, once released, operational risks in the completion of the Company’s anticipated projects, lack of performance of its joint venture, the ability of the Company to generate sales for its products, the ability to attract key personnel, the ability to raise additional capital and a lack of response from customers to marketing efforts, including public conferences and exhibitions. Although the Company believes that the expectations reflected in the forward-looking information or statements are reasonable, prospective investors in the Company’s securities should not place undue reliance on forward-looking statements because the Company can provide no assurance that such expectations will prove to be correct. Forward-looking information and statements contained in this news release are as of the date of this news release and the Company assumes no obligation to update or revise this forward-looking information and statements except as required by law.

120 Eglinton Avenue, East, Suite 1107, Toronto, ON, M4P 1E2- Tel: 416-368-9411 - Fax: 416-322-5075